BMC Fund, Inc.
CIK: 0000351786
File Number:  811-3150
For Period Ending 03/31/99

Sub-Item 77c:  Submission of matters to a vote of
                         security holders:

A special meeting of the shareholders of BMC Fund, Inc.
was held on March 19, 1999.

The following actions were taken:

Approved an amendment to the Corporation's investment objectives to permit investments in obligations rated BBB or better with 4,841,229 votes approving, 59,732 votes against and 50 votes abstaining;

Approved an amendment to the Corporation's investment objectives to permit current income investments in preferred stocks with 4,784,031 votes approving, 116,930 votes against and 50 votes abstaining;

Approved an Investment Advisory Agreement with Northern
Trust Bank of Florida, N.A. with 4,841,229 votes approving,
59,732 votes against and 50 votes abstaining;

Approved an Investment Advisory Agreement with Wellington
Management Company, LLP with 4,841,229 votes approving,
59,732 votes against and 50 votes abstaining.